UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 July 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Issued by Harmony Gold
Mining Company Limited

20 July 2011

For more details contact:
Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Jaco Boshoff
Executive: Reserves, New
Business and Projects

+27 (0) 83 395 3810 (mobile)
Greg Job
Harmony Gold (PNG Services)
Pty Ltd: Executive - Growth &
Resource Development
+61 417 172 387 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:         HAR
NYSE:       HMY
ISIN No.:  ZAE000015228

Registration number:
1950/038232/06
Wafi-Golpu project grows to a billion tonne Resource – adds to growth in quality ounces; Golpu’s grade at plus 1% copper
Harmony’s Resources and Reserves aligned with strategy
Johannesburg. Wednesday, 20 July 2011. Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to publish its Statement of Mineral Resources and Mineral Reserves as at 30 June 2011, produced in accordance with the South African
Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and
the Australian Code (JORC Code). The Measured and Indicated Mineral Resources are
inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Graham Briggs, chief executive officer commented, “The Company’s Resource and
Reserve base support our strategy of producing high quality ounces at lower costs.
Harmony has invested a great deal in the expansion of its production base in South Africa and Papua New Guinea (PNG). Our investment in exploration continues to pay dividends, with the Wafi-Golpu Resource showing a phenomenal 57% increase to over 1 billion tonnes - confirming it is one of the highest grade copper gold porphyry systems in South
East Asia. These excellent results validate our long held belief that PNG is a game changing asset for Harmony.”

Briggs added, “We continue to improve our business planning process, using benchmarks and targets we believe to be realistic. Cut off grades have been revised, areas which require more geological work and minor reefs have been excluded from Resources.
Results from extensive underground development and borehole drilling during the year have been used to improve the confidence in the geological models of our operations.
Our ‘life of mine’ plans support our commitment to improving the grades from our underground operations, lowering our cost base and benchmarking our costing parameters - both internally across our operations and externally against other gold producers.”

As at 30 June 2011, Harmony’s Mineral Reserves amounted to 41.6 million ounces (Moz)
of gold, spread across Harmony’s assets in South Africa and PNG. The Reserves of
Kusasalethu, Doornkop, Tshepong and Phakisa in South Africa and Hidden Valley in
PNG now constitute 45% of Harmony’s total Mineral Reserves. Once the pre-feasibility study of Wafi-Golpu has been completed, more ounces from PNG may be added to
Harmony’s Reserves.

The Reserve declaration excludes Rand Uranium Reserves (which is being held for sale), as well as some
Evander projects which are no longer included in Harmony’s long term mine plans. These exclusions, together with mine depletion, resulted in a decrease of 6.5 million ounces year on year, allowing Harmony to focus on growing, developing and operating its portfolio of quality assets.
As at 30 June 2011 attributable gold Mineral Resources are 163.9 Moz. Harmony’s PNG Resources
represent 10% of Harmony's total Resources at 16.3 Moz – a 51% increase in the total amount of
Resources from PNG, largely due to the significant increase in the
Wafi-Golpu Resource (jointly (50/50) held by Harmony and Newcrest Mining Limited (Newcrest) in the
Morobe Mining Joint Venture).
The Wafi-Golpu Resource statement confirms Harmony’s long held belief that Golpu is truly a world-class discovery. On a 100% basis, Golpu alone now hosts a Resource of 869Mt, containing 19.3Moz of gold and
9.0 million tonnes (Mt) of copper (62Moz on a gold equivalent
1
basis). This represents a significant year-on-
year increase, with an additional 368Mt (73% increase), comprising 4.2Mt copper (88% increase) and
10.5Moz of gold (119% increase) (see Table 1 below). The deposit has grown to the north and at depth, and the grade has also increased. The Resource remains open at depth and to the north, with extension and infill drilling continuing (see Figure 1 below).
Table 1: Golpu (only) Resource statement in comparison to the 2010 declaration
Graham Briggs further commented, “The Golpu deposit benchmarks as one of the highest grade copper-gold deposits in South East Asia, and there is potential to improve this further. The ultimate size of the system, including the gold mineralisation, is yet to be realised, but significant potential remains for additional growth in the district or as additional mineralisation centres aligned along the Wafi transfer structure. We are increasing the drill fleet from 5 to 8 rigs over the coming months to realise this potential”.

Cut off
Tonnage
Gold Equivalent
Golpu
%Cu
M tonnes
Au g/t
Cu %
Au Moz
Cu Mt
Moz
2010
0.3% Cu
501
0.54
0.96
8.8
4.8
32
2011
0.2% Cu
869
0.69
1.03
19.3
9.0
62
Growth
368
0.15
0.07
10.5
4.2
30
% Growth
73%
28%
7%
119%
88%
94%
Metal
Grade

Figure 1: Golpu long section showing the comparison between the new 30 June 2011 Resource outline and the previous
30 June 2010 Resource outline.

The Golpu copper-gold deposit is a nested porphyry system that comprises at least three separate mineralised intrusions. Potential for additional mineralised intrusives along strike from Golpu, at Nambonga, and for additional feeder zones around the margins and at depth below the diatreme is high, with the area hugely prospective and underexplored (see Figure 2 below).

The Wafi epithermal gold system is also expanding with new zones of gold mineralisation discovered off the northern margin of the diatreme in areas never drill tested previously.

LONG SECTION
(looking south west)
500m
501Mt @
0.54g/t Au &
0.95% Cu
8.8Moz Au &
4.8Mt Cu
2010 GOLPU
RESOURCE
800m
5,000 mRL
4,000 mRL
0.2% Cu
Shell
OPEN
1,700m
869Mt @
0.69g/t Au &
1.03% Cu
19.3Moz Au &
9.0Mt Cu
2011 GOLPU
RESOURCE
501Mt
8.8Moz Au,
4.8Mt Cu
869Mt
19.3Moz Au, 9.0Mt Cu

Figure 2: The Wafi-Golpu System comprises the Golpu, Wafi and Nambonga Resources and significant growth potential
The increase in the Golpu Resource has increased the Wafi Golpu System Resource to over 1 billion tonnes, which is displayed in table 2 below,
Table 2: Wafi-Golpu System Resource Statement, comparing the 30 June 2011 declaration with the 30 June 2010 declaration

Tonnage
Gold Equivalent
Wafi Golpu System
M tonnes
Au g/t
Cu %
Au Moz
Cu Mt
Moz
2010
644
0.77
0.75
16
4.8
40
2011
1012
0.82
0.89
26.6
9.0
70
Growth
368
0.05
0.14
10.6
4.2
30
% Growth
57%
6%
19%
66%
88%
75%
Grade
Metal

The Wafi-Golpu Resource has world class credentials, compared with other similar projects. See the graph below (Figure 3). Wafi-Golpu is of substantial size, with the Resource having the highest copper and gold grade amongst its peers.
Figure 3. Wafi-Golpu Gold Equivalent
1
comparison – source: Bank of America Merrill Lynch

Wafi-Golpu has grown into a tier one asset in its own right, with several first class gold and copper-gold targets being developed along strike on the Wafi Transfer structure (see Figure 4 below).

Figure 4: Regional setting of the Wafi-Golpu deposit showing Wafi Transfer and main target areas
1

Outside of the Morobe Mining Joint Venture, Harmony’s exploration strategy of targeting key prospective terrains to create shareholder value through the discovery of large long life gold orebodies, is proving successful. The New Guinea mobile belt is emerging as a premier copper cold (Cu-Au) belt with recent discoveries and Resource expansions at Wafi-Golpu, Yandera, and Frieda River. At Mount Hagen, at the
Kurunga prospect, Harmony is currently drill testing one of the highest order Cu-Au geochemical anomalies in the entire belt (see Figure 5 below). Initial results are highly encouraging with numerous vein intervals of
+0.1% copper, accompanied by high grade molybdenum (Mo) assays, which confirm the prospectivity of the anomaly and highlight the porphyry Cu-Au-Mo potential.
Figure 5: Greyscale magnetic image (analytic signal) over the Mt Hagen project area with colour overlay showing copper geochemical anomalies. The red areas represent high order copper anomalies ranging between 250 parts per million
(ppm) to 0.14% copper.

Please refer to Annexure A, included in this press release, which provides all the underlying detail to the information provided.

Kurunga
Prospect
Penamb
Prospect

ANNEXURE A
In converting the Mineral Resources to Mineral Reserves the following parameters were applied:
·  a gold price of US$1 150/oz
·  an exchange rate of USD/ZAR 7.57 for South Africa
·  the above parameters resulted in a gold price of R280 000/kg
·  the Hidden Valley mine and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of
     AUD1133/oz Au, AUD18.00/oz Ag, AUD18.00/lb Mo and AUD3.34/lb Cu at an exchange rate of
     US/AUD 0.75 and PGK/AUDK 2.30
Harmony’s South African Resources to Reserves conversion process and two operations, Tshepong mine and Kusasalethu mine, were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves – SAMREC
Code (2008), Industry Guide 7 of the United States Securities Exchange Commission and Sarbanes-Oxley
requirements. Harmony’s Papua New Guinea Mineral Resources and Mineral Reserves will be independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC
Code.

The company’s detailed Resource and Reserve declaration will be published in the FY2011 annual report, which will be made available to shareholders towards the end of September 2011. The annual report will also include the latest update on Harmony’s uranium Resources.

We use certain terms in this document such as ‘Measured’, ‘Indicated’ and ‘Inferred’ Resources, which the
United States’ Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.

MINERAL RESOURCES STATEMENT

The following tables summarise the Mineral Resources for the South African and Papua New Guinea
operations and projects:

SA underground operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
93.7 9.08 851 27 365
Indicated
116.4 8.51 991 31 863
Inferred
209.2 7.12 1490 47 896
Total
419.3 7.95 3332 107 124
SA projects below infrastructure
Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
- - - -
Indicated
74.4 8.20 610 19 607
Inferred
57.0 3.87 221 7 089
Total
131.4 6.32 831 26 696
SA surface operations
Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
393.0 0.31 121 3 890
Indicated
890.6 0.29 257 8 259
Inferred
82.3 0.62 51 1 630
Total
1365.9 0.31 429 13 779

South Africa Total

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
486.7 972 31 255
Indicated
1 081.4 1 858 59 729
Inferred
348.5 1 761 56 615
Total
1 916.6 4 591 147 599

Papua New Guinea

Hidden-Valley-mine

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold
(‘000 Oz) **
Measured
8.1 1.74 14 454
227
Indicated
95.9 1.57 151 4 852
2 426
Inferred
17.2 1.24 21 686
343
Total
121.2 1.54 186 5 992
2 996

Wafi-Golpu system

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold
(‘000 Oz) **
Measured
- - - -
-
Indicated
812.2 0.76 619 19 918 9 959
Inferred
199.4 1.04 207 6 658 3 329
Total
1 011.6 0.82 826 26 576
13 288

*  Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Equivalent gold ounces

Hidden-Valley-mine

Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Measured
542
271
Indicated
5 914
2 957
Inferred
830
415
Total
7 286
3 643

Wafi-Golpu--system

Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Measured
-
-
Indicated
56 521
28 261
Inferred
13 370
6 685
Total
69 891
34 946

*   Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
**  Represents Harmony’s 50% portion – gold, silver and copper

In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

Tonnes (Mt) *
g/t
Ag (‘000 Kg) *
Ag (‘000 Oz) *
Equity Silver
(‘000 Oz) **
Measured
8.0 28.81 232 7 474
3 737
Indicated
90.2 31.24 2 816 90 534
45 267
Inferred
16.0 23.84 383 12 312
6 156
Total
114.2 30.03 3 431 110 320
55 160

Copper

Tonnes (Mt) *
%
Cu (‘000 t) *
Cu (M lbs) *
Equity Copper
(M lbs) **
Measured
- - - -
-
Indicated
749.0 1.02 7 640 16 842
8 421
Inferred
159.5 0.88 1 400 3 086
1 543
Total
908.5 1.00 9 040 19 930
9 965

Molybdenum

Tonnes (Mt) *
ppm
Mo (‘000 t) *
Mo (M lbs) *
Equity
Molybdenum
(M lbs) **
Measured
- - - -
-
Indicated
749.0 99.00 74 164
82
Inferred
119.7 76.00 10 20
10
Total
868.7 95.83 84 184
92

*
Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Papua New Guinea total **

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
4.0 1.74 7 227
Indicated
454.1 0.85 385 12 385
Inferred
108.3 1.05 114 3 672
Total
566.4 0.89 506 16 284

** Represents Harmony’s 50% portion

Harmony Group Total **

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
490.8 979 31 482
Indicated
1 535.5 2 243 72 114
Inferred
456.8 1 875 60 287
Total
2 483.1 5 097 163 883

** Represents SA Total and Harmony’s 50% portion from PNG

MINERAL RESERVE STATEMENT

The following table shows more detail of the year-on-year Reserves reconciliation:

Mineral Reserves reconciliation: FY2010 to FY2011
Gold (tonnes)
Gold (million Oz)
Balance at June 2010
1 496
48.1
Reductions
Mined during FY2011 (47) (1.5)
Mine closures (2) (0.1)
Rand Uranium – non-current assets held for sale (37) (1.2)
Projects SA – Poplar & Libra (143) (4.6)
Increases
Geology and scope changes – SA 27 0.9
Balance at June 2011
1 294
41.6

189.2
1.7
0.1
6.6
0.8
5.2
16.4
0.2
5.3
163.9
30
50
70
90
110
130
150
170
190
210
Balance at
June 2010
SA mined
during
FY2011
PNG
mined
during FY
2011
Mine
closures
Surface
Sources FS
Rand
Uranium
non
current
assets held
for sale
Geological
changes SA
Hidden
Valley
Wafi -
Golpu
Balance at
June 2011
Moz
Mineral Resources Reconciliation - Harmony - FY 2010 vs FY 2011

The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:

SA underground operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
51.8 6.18 320 10 295
Probable
66.0 6.38 421 13 542
Total
117.8 6.29 741 23 837

SA projects below infrastructure

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
- - - -
Probable
26.2 8.08 211 6 790
Total
26.2 8.08 211 6 790

SA surface

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
386.6 0.29 112 3 603
Probable
624.5 0.24 153 4 909
Total
1 011.1 0.26 265 8 512

South Africa Total

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
438.4 432 13 898
Probable
716.7 785 25 241
Total
1 155.1 1 217 39 139

Papua New Guinea*

Hidden Valley mine

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold **
(‘000 Oz)
Proved
7.3 1.79 13 422
211
Probable
58.5 1.67 98 3 142
1 571
Total
65.8 1.68 111 3 564
1 782

Golpu

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold
(‘000 Oz) **
Proved
- - - -
-
Probable
70.8 0.61 43 1 388 694
Total
70.8 0.61 43 1 388
694

*
Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Equivalent gold ounces

Hidden Valley mine

Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Proved
502
251
Probable
3 856
1 928
Total
4 358
2 179

Golpu

Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Proved
-
-
-
Probable
5 120
2 560
Total
5 120
2 560

*
Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony’s 50% portion – gold, silver and copper

In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

Tonnes (Mt) *
g/t
Ag (‘000 Kg) *
Ag (‘000 Oz) *
Equity Silver
(‘000 Oz) **
Proved
7.3 29.24 214 6 894
3 447
Probable
53.5 35.38
1 895               60 914
30 457
Total
60.8 34.64 2 109 67 808
33 904

Copper
Tonnes (Mt) *
%
Cu (‘000 t) *
Cu (M lbs) *
Equity Copper
(M lbs) **
Proved
- - - -
-
Probable
70.8 1.10 778 1 716
858
Total
70.8 1.10 778 1 716
858

Molybdenum
Tonnes (Mt) *
ppm
Mo (‘000 t) *
Mo (M lbs) *
Equity
Molybdenum
(M lbs) **
Proved
- - - -
-
Probable
70.8 121.00 8 18
9
Total
70.8 121.00 8 18
9

*
Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Papua New Guinea Total **

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
3.7 1.79 7 211
Probable
64.6 1.09 70 2 265
Total
68.3 1.13 77 2 476
** Represents Harmony’s 50% portion
Harmony Group Total **
Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
442.1 439 14 109
Probable
781.3 855 27 506
Total
1 223.4 1 294 41 615
** Represents SA Total and Harmony’s 50% portion from PNG
1.  Gold equivalent ounces are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with
     100% recovery for all metals
The Mineral Resources and Mineral Reserves in the press release and the summary tables are based on information compiled by the following competent persons:

Reserves and Resources South Africa:
Jaco Boshoff, Pri.Sci.Nat who has 17 years relevant experience and is registered with the South African Council for Natural Scientific Professions.

Reserves and Resources PNG:
Stuart Hayward for the Wafi Golpu Mineral Resources, Gregory Job for the Golpu Mineral Reserve, James
Francis for the Hidden Valley Mineral Resources and Anton Kruger for the Hidden Valley Mineral Reserve.
Messers , Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists and all have relevant experience in the type and style of mineralisation for which they are reporting, and are 'Competent Persons' as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and and Mr Job are full-time employees of Harmony Gold
Mining Company Limited and Mr Hayward is a full time employee of Wafi Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited. Newcrest is Harmony’s joint venture partner in the Morobe Mining Joint Venture in respect of the Hidden Valley mine and Wafi-Golpu project.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 20, 2011
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director